Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 11, 2021

Re:	Jet Token Inc.
Offering Statement on Form 1-A
File No. 024-11449

Dear Ms. Ransom:

On behalf of Jet Token Inc., I hereby request qualification of the above-referenced offering statement at 1:00pm, Eastern Time, on Tuesday, June 15, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ George Murnane

George Murnane
Chief Executive Officer and President
Jet Token Inc.

Cc:	Scott Anderegg

Securities And Exchange Commission